Exhibit 99.16

CRH MEDICAL CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2014

The following discussion and analysis should be read in conjunction with CRH Medical Corporation’s (the “Company” or “CRH”) unaudited consolidated financial statements for the three months ended March 31, 2014 and 2013 and the annual consolidated financial statements and the corresponding notes thereto for the year ended December 31, 2013. The unaudited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Unless otherwise specified, all financial data is presented in United States dollars. This management discussion and analysis is as of April 23, 2014.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this report may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “plan,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital.  Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligation to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include:

•                                          We may not continue to attract gastroenterologists and other licensed providers to purchase and use the CRH O’Regan System

•                                          Our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability.

•                                          The policies of health insurance carriers may affect the amount of revenue the Company receives.

•                                          Our ability to successfully market and sell our products.

•                                          Our estimates of the size of the potential markets for our products.

•                                          We may be subject to competition and technological risk which may impact the price and amount of product we can sell.

•                                          Our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto.

•                                          Changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same.

•                                          Changes in key United States federal or state laws, rules, and regulations.

•                                          Our ability to establish, maintain and defend intellectual property rights in our products.

•                                          Our ability and forecasts of expansion and the Company’s management of anticipated growth.

•                                          Our senior management has been key to our growth and we may be adversely affected if we are unable to retain, conflicts of interest develop or we lose any key member of our senior management.

•                                          Risks associated with manufacture of our products and our economic dependence on suppliers.

•                                          Changes in the industry and the economy may affect the Company’s business.

•                                          Evolving regulation of corporate governance and public disclosure may result in additional corporate expenses.

•                                          Adverse events relating to our product could result risks relating to in product liability, medical malpractice, insurance and product recalls.

•                                          Risks associated with use of our products in unapproved circumstances.

•                                          Various risks associated with other legal, regulatory or investigative proceedings.

•                                          Health and safety risks are intrinsic within our industry.

•                                          Our ability to successfully identify, evaluate and complete future transactions.

•                                          Risks associated with the trading of our common shares on a public marketplace.

As a single product company, any adverse event directly or indirectly related to the CRH O’Regan System will have a material impact on the Company’s financial performance.

OVERVIEW

CRH Medical Corporation is a North American company focussed on providing physicians with innovative products for the treatment of gastrointestinal diseases. The Company’s distribution strategy focuses on physician education, patient outcomes, and patient awareness. CRH creates meaningful relationships with physicians. The Company’s first, and currently only product, the CRH O’Regan System, is a single use, disposable, hemorrhoid technology that is safe and highly effective in treating hemorrhoid grades I — IV.  CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians.  The Company’s goal is to establish the CRH O’Regan System as the standard for hemorrhoid treatment. In the future the Company expects to identify and incorporate additional products and services into its innovative distribution model.

The Company has financed its cash requirements primarily from revenues generated from the sale of its product directly to physicians and from its Centers, equity financings and a prior line of credit.  The Company’s ability to maintain the carrying value of its assets is dependent on successfully marketing its products directly to physicians and maintaining future profitable operations, the outcome of which cannot be predicted at this time.  It may be necessary for the Company to raise additional funds for the continuing development of its business plan.

RESULTS OF OPERATIONS

Revenue

Revenues for the three months ended March 31, 2014 were $1,991,224 compared to $1,835,782 for the three months ended March 31, 2013. The increase in product sales revenue is the direct result of the Company’s continued successful execution in identifying, training and supporting gastroenterologists in their diagnosis and treatment of hemorrhoids. The CRH O’Regan System includes our hemorrhoid banding technology, treatment protocols, marketing and operational support. As of March 31, 2014 the Company has trained 1,690 physicians to use the O’Regan System, representing 609 clinical practices. This compares to 1,397 physicians trained, representing 485 clinical practices, as of March 31, 2013.  In the future, the Company expects revenue from product sales to continue to increase as we expand our physician network and increase physician use of our technology.

Expenses

Product sales expenses for the three months ended March 31, 2014 were $904,903 compared to $1,158,578 for the three months ended March 31, 2013. The decrease in product sales expenses is a result of the decrease in expenses related to the Company’s Clinical Sales Program. Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. Product sales expenses also include non-cash stock based compensation and depreciation totaling $37,988 for the three months ended March 31, 2014 compared to $53,641 for the three months ended March 31, 2013. In the future, the Company expects to continue to invest in activities to increase demand for trainings and use of the CRH O’Regan System.

Corporate expenses for the three months ended March 31, 2014 were $523,997 compared to $403,680 for the three months ended March 31, 2013.  The increase in corporate expenses is a result of increased professional fees and increase in stock based compensation. Corporate and other expenses include non-cash stock based compensation and depreciation totaling $90,351 for the three months ended March 31, 2014 compared to $43,592 for the three months ended March 31, 2013. In the future, the Company expects corporate expenses of its current business to remain relatively constant.

Income tax recovery

For the three months ended March 31, 2014 the Company recorded tax expense of $193,935. In 2013 the Company assessed that the Canadian entity will have future profitability and therefore recognized a deferred tax asset of $692,851. The tax expense for the current period reduces the deferred tax asset and does not represent a cash expense for the Company. In future periods, when the deferred tax asset is depleted, the Company will be required to pay taxes.

Net income

For the three months ended March 31, 2014, the Company recorded net income of $368,389 ($0.008 basic and $0.007 diluted income per share) compared to a net income of $273,524 ($0.006 basic and diluted income per share) for the three months ended March 31, 2013. Net income for the three months ended March 31, 2014 includes income tax expense of $193,935 compared to $nil for the three months ended March 31, 2013.

SUMMARY OF QUARTERLY RESULTS

The quarterly information provided below is prepared in accordance with IFRS and has not been reviewed by the Company’s auditors.

			Net Income			Earnings per
		Total	for the		Net	share
Quarter ending	Revenue	expenses and other items	period before taxes	Income tax recovery	Income for the period	Net income basic	Net income diluted
06/30/12	1,687,706	1,360,258	327,448	—	327,448	0.007	0.007
09/30/12	1,726,392	1,388,858	337,534	—	337,534	0.007	0.007
12/31/12	1,743,038	1,446,674	296,364	—	296,364	0.006	0.006
03/31/13	1,835,782	1,562,258	273,524	—	273,524	0.006	0.006
06/30/13	1,949,555	1,447,709	501,846	—	501,846	0.010	0.010
09/30/13	1,850,761	1,397,192	453,569	—	453,569	0.010	0.010
12/31/13	2,046,530	1,475,674	570,856	692,851	1,263,707	0.025	0.025
03/31/14	1,991,224	1,428,900	562,324	(193,935)	368,389	0.008	0.007

The Company expects income to continue to increase as product sales increase.

During the fourth quarter of 2013 the Company recorded an income tax recovery of $692,851.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2014, the Company had $7,363,095 in cash and cash equivalents compared to $6,602,798 at the end of 2013.  At March 31, 2014, working capital was $8,118,481 compared to working capital of $7,399,110 as at December 31, 2013.

The Company has financed its operations primarily from revenues generated from product sales and though equity financings. As of March 31, 2014, the Company has raised approximately $17 million from the sale and issuance of equity securities. Although the Company recorded net earnings for the three months ending March 31, 2014, the Company has incurred historical losses, and as at March 31, 2014 had an accumulated deficit of $14,037,034. The Company expects that going forward cash from operating activities will be positive and will be sufficient to fund the current business.

Operating Activities

Cash provided by operating activities for the year ending March 31, 2014 was $731,857 compared to $460,068 for the year ending March 31, 2013.

As at March 31, 2014, the Company has no material contractual obligations.

OUTSTANDING SHARE CAPITAL

As at March 31, 2014, there were 48,796,914 common shares issued and outstanding for a total of $17,227,798 in share capital.

As at March 31, 2014, there were 4,470,000 options outstanding at a weighted-average exercise price of $0.74 per share, of which 2,023,144 were exercisable into common shares at a weighted-average exercise price of $0.95 per share. As at March 31, 2014 there were 219,176 common shares reserved for future grant or issuance under the Company’s stock option plan.

As at April 23, 2014 there were 48,796,914 common shares issued and outstanding for a total of $17,227,789 in share capital. There are 4,470,000 options outstanding at a weighted-average exercise price of $0.74 per share, of which 2,095,019 were exercisable into common shares at a weighted average price of $0.94 per share. As at April 23, 2014 there were 219,176 common shares reserved for future grant or issuance under the Company’s stock option plan.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its wholly owned subsidiary have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

(a)         Related party transactions

The Company paid or accrued fees of $36,570 (2013 - $26,042) to Directors of the Company.  Additionally, the Company made product sales totaling $43,942 (2013 - $46,947) to three companies owned or controlled by three of the Company’s Directors.  The transaction terms with related parties may not be on the same price as those that would result from transactions among non-related parties.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed in the prescribed filings and reports filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis. Controls are also designed to provide reasonable assurance that information required to be disclosed is assimilated and communicated to senior management in a timely manner so that appropriate decisions can be made regarding public disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures and concluded that they provide reasonable assurance that material information relating to the Company was made known to them and reported as required.

CRITICAL ACCOUNTING ESTIMATES

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of functional currency. Significant areas requiring the use of management estimates relating to the assessment for impairment and useful lives of intangible assets, determining the fair value of options, estimates of accruals, estimation of useful lives of property, plant and equipment and the recoverability of trade receivables and valuation of deferred tax assets.

We consider the estimates and assumptions described in this section to be an important part in understanding the financial statements. These estimates and assumptions are subject to change, as they rely heaving on management’s judgment and are based on factors that are inherently uncertain.

(a)  Impairment of long-lived assets:

The Company’s intangible assets are comprised of purchased technology, patents and licenses. The cost of the Company’s intangible assets is amortized on a straight-line basis over the estimated useful life ranging from 15 to 20 years. Factors considered in estimating the useful life of intangible assets include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, and the effects of competition. Costs incurred to establish and maintain patents for intellectual property developed internally are expensed in the period incurred.

The Company reviews the carrying value of long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with IFRS, these evaluations consist of comparing each asset’s carrying value with the estimated discounted future net cash flows expected to be generated by the asset. Impairment is considered to exist if the total estimated future discounted cash flows are less than the carrying amount of the assets. The resulting impairment loss is measured and recorded based on the difference between future discounted cash flows and book value.

In accordance with IFRS if, subsequent to impairment, an asset’s discounted future net cash flows exceeds its book value, the impairment previously recognized can be reversed. However, the asset’s book value cannot exceed what its amortized book value would have been had the impairment not been recognized.

For the year ending March 31, 2014, the Company has not recorded any impairment losses.

(b)  Stock-based compensation:

The Company uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. Under the fair value based method, share-based awards to employees are measured at the fair value of the equity instrument issued as of the grant date using the Black-Scholes model and estimated forfeitures. The application of this pricing model requires management to estimate several variables, including the period for which the instrument is expected to be outstanding, price volatility of the Company’s stock over the relevant timeframe, the determination of a relevant risk free interest rate, assumption regarding the Company’s future dividend rate policy and estimate of the number of awards that will vest. Changes in one or more assumptions could materially impact the value derived for these equity instruments.

(c)  Income taxes:

Income tax expense is comprised of current and deferred tax.  Current tax and deferred tax are recognized into earnings except to the extent that it relates to a business combination, or items recognized directly in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable earnings, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

For further information about CRH Medical Corporation, please visit the Company website at www.crhmedcorp.com or www.sedar.com, or email us at info@crhmedcorp.com.